# SEC Schedule 13G/A (Amendment No. 30) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VICOR CORPORATION, CIK 0000751978
CUSIP: 925815102
Title of class of securities: Common Stock, Par Value $.01 Per Share
Address of issuer's principal executive offices: 25 Frontage Road, Andover, Massachusetts (MA), 01810
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-022754
Filed by CIK 0000901484

## Reporting persons
- Patrizio Vinciarelli: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 21,051,235; shared voting power 0; sole dispositive power 21,051,235; shared dispositive power 0; aggregate amount beneficially owned 21,051,235 (47.3% of the class)

## Item 1. Issuer
Name of issuer: VICOR CORPORATION
Address of issuer's principal executive offices: 25 Frontage Road, Andover, MA 01810

## Item 2. Person Filing
Name of person filing: Patrizio Vinciarelli
Address of principal business office or, if none, residence: Vicor Corporation, 25 Frontage Road, Andover, MA 01810
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 21,051,235
Percent of class: 47.3
Sole power to vote or to direct the vote: 21,051,235
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 21,051,235
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Patrizio Vinciarelli: /s/ Patrizio Vinciarelli, Patrizio Vinciarelli Chairman of the Board, President and Chief Executive Officer (02/11/2025)